Exhibit 99.6

CERTIFICATE OF AUTHOR
Christopher Jacobs

As co-author of this report entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” dated July 16, 2010, amended the 1st of September, 2010, I, Christopher Jacobs, do hereby certify that:

1.	I am employed by, and carried out this assignment for: Micon International Limited, Suite 900 – 390 Bay Street, Toronto, ON, M5H 2Y2
	tel. (416) 362-5135	email: cjacobs@micon-international.com

2.	I hold the following academic qualifications: B.Sc. (Hons) Geochemistry, University of Reading, 1980; M.B.A., Gordon Institute of Business Science, University of Pretoria, 2004.

3.	I am a Chartered Engineer registered with the Engineering Council of the U.K. (registration number 369178);

Also, I am a professional member in good standing of: The Institute of Materials, Minerals and Mining; and The Canadian Institute of Mining, Metallurgy and Petroleum (Member);

4.	I have worked in the minerals industry for 28 years; my work experience includes 10 years as an exploration and mining geologist on gold, platinum, copper/nickel and chromite deposits; 10 years as a technical/operations manager in both open pit and underground mines; 3 years as strategic (mine) planning manager and the remainder as an independent consultant;

5.	I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101;

6.	I have not visited the Monterde property;

7.	I am responsible for the preparation of Section 18.16 of this report, entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” dated July 16, 2010, amended the 1st of September, 2010;

8.	I am independent of Kimber Resources Inc., as defined in Section 1.4 of NI 43-101;

9.	I have had no prior involvement with the mineral property in question;

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument;

11.	As of the date of this certificate to the best of my knowledge, information and belief, the sections of this Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make this report not misleading.

Dated this 1st day of September, 2010

“Christopher A. Jacobs” {signed and sealed}

Christopher A. Jacobs, CEng MIMMM